Exhibit 3

COMPUGEN LTD.
6,000,000 ORDINARY SHARES

CONTROLLED EQUITY OFFERINGSM

SALES AGREEMENT

August 30, 2011

CANTOR FITZGERALD & CO.
499 Park Avenue
New York, NY 10022

Ladies and Gentlemen:

COMPUGEN LTD., a corporation formed under the laws of the State of Israel (the “Company”), confirms its agreement (this “Agreement”) with Cantor Fitzgerald & Co. (“CF&Co”), as follows:

1.  Issuance and Sale of Shares.  The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through CF&Co, acting as agent and/or principal, up to 6,000,000 shares (the “Placement Shares”) of the Company’s ordinary shares, nominal value NIS0.01 per share (the “Ordinary Shares”), with aggregate gross proceeds of no more than $40,000,000.  Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and CF&Co shall have no obligation in connection with such compliance, provided that CF&Co strictly follows the trading instructions provided pursuant to any Placement Notice.  The issuance and sale of Placement Shares through CF&Co will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement (as defined below) to issue Ordinary Shares.

The Company has filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), with the Commission a registration statement on Form F-3 (No. 333-171655), including a base prospectus, relating to certain securities, including the Placement Shares to be issued from time to time by the Company, and which incorporates by reference documents that the Company has filed or will file in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”).  The Company has prepared a prospectus supplement specifically relating to the Ordinary Shares (the “Prospectus Supplement”) to the base prospectus included as part of such registration statement.  The Company has furnished to CF&Co, for use by CF&Co, copies of the prospectus included as part of such registration statement, as supplemented by the Prospectus Supplement, relating to the Placement Shares.  Except where the context otherwise requires, such registration statement, as amended when it became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus (as defined below) subsequently filed with the Commission pursuant to Rule 424(b) under the Securities Act or deemed to be a part of such registration statement pursuant to Rule 430B or 462(b) of the Securities Act, as well as any comparable successor registration statement filed by the Company for the sale of its Ordinary Shares, including the Placement Shares, collectively are herein called the “Registration Statement.”  The base prospectus, including all documents incorporated therein by reference, included in the Registration Statement, as it may be supplemented by the Prospectus Supplement, in the form in which such prospectus and/or Prospectus Supplement have most recently been filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act is herein called the “Prospectus.”  Any reference herein to the Registration Statement, the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein.  For purposes of this Agreement, all references to the Registration Statement, the Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to either the Electronic Data Gathering Analysis and Retrieval System or Interactive Data Electronic Applications (collectively “IDEA”).

The Company has and will make all required filings in connection with the transactions contemplated under this Agreement with the applicable Israeli authorities under the Israeli “MAGNA” system (“MAGNA”) and shall make any and all other filings in connection with the transactions contemplated under this Agreement, if and to the extent required, with the applicable Israeli Authorities under the Israeli Securities Law - 1968 and the rules and regulations promulgated thereunder (collectively, the “Israeli Securities Laws”).

2.  Placements.  The issuance of the maximum number of Placement Shares that are available for sale under this Agreement has been approved by the Company’s Board of Directors prior to the date of this Agreement, and such issuance is contingent upon the submission by the Company of Placement Notice(s) (as defined below) and the sale of the corresponding number of Placement Shares by CF&Co under this Agreement. Each time that the Company wishes to sell Placement Shares hereunder (each, a “Placement”), it will notify CF&Co by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be sold, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1.  The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from CF&Co set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by CF&Co unless and until (i) in accordance with the notice requirements set forth in Section 4, CF&Co declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (iv) this Agreement has been terminated under the provisions of Section 11.  The amount of any discount, commission or other compensation to be paid by the Company to CF&Co in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3.  It is expressly acknowledged and agreed that neither the Company nor CF&Co will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to CF&Co and CF&Co does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.  In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control. Further to the delivery of any Placement Notice by the Company to CF&Co, and unless CF&Co declines to accept the terms contained therein for any reason, the Company shall notify the Tel-Aviv Stock Exchange (“TASE”) of the pending sale of such applicable number of Placement Shares such that such corresponding Ordinary Shares will be registered with the TASE before or concurrently with the delivery of such Placement Shares by the Company under Section 5(b) below.

3.  Sale of Placement Shares by CF&Co.  Subject to the terms and conditions herein set forth, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, CF&Co, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NASDAQ Capital Market (the “Exchange”), to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice.  CF&Co will provide written confirmation to the Company (including by email correspondence) no later than the opening of the Trading Day (as defined below) next following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to CF&Co with respect to such sales pursuant to Section 2, and the Net Proceeds (as defined below) payable to the Company, with an itemization of deductions made by CF&Co (as set forth in Section 5(a)) from gross proceeds for the Placement Shares that it receives from such sales.  CF&Co may sell Placement Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act, including without limitation sales made directly on the Exchange, on any other existing trading market for the Ordinary Shares or to or through a market maker.  With the prior express written consent of the Company, which may be provided in its Placement Notice, CF&Co may also sell Placement Shares in privately negotiated transactions.  During the term of this Agreement and notwithstanding anything to the contrary herein, CF&Co agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Ordinary Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act.  The Company acknowledges and agrees that (i) there can be no assurance that CF&Co will be successful in selling Placement Shares, and (ii) CF&Co will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by CF&Co to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Section 3.  For the purposes hereof, “Trading Day” means any day on which the Ordinary Shares are purchased and sold on the Exchange.

4.  Suspension of Sales.  The Company or CF&Co may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice.  Each of the Parties agrees that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

5.  Settlement.

(a) Settlement of Placement Shares.  Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”).  The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by CF&Co at which such Placement Shares were sold, after deduction for (i) CF&Co’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, and (ii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales and which have been actually paid or will be paid by CF&Co in connection with the applicable Placement Shares.

(b) Delivery of Placement Shares.  On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting CF&Co’s or its designee’s account (provided CF&Co shall have given the Company written notice of such designee at least one Business Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form.  On each Settlement Date, CF&Co will deliver the related Net Proceeds in same-day funds to an account designated by the Company on, or prior to, the Settlement Date.  The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company will, in addition to and in no way limiting the rights and obligations set forth in Section 9 (Indemnification and Contribution), (i) hold CF&Co harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to CF&Co any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however that the Company shall not be obligated to so indemnify and reimburse CF&Co if the Placement Shares are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the NASDAQ Stock Market; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or Israel; (iii) an outbreak or escalation of hostilities or acts of terrorism involving the United States or Israel or a declaration by the United States of a national emergency or war or a material increase in hostilities in Israel; or (iv) any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere.

6.  Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with, CF&Co that as of each Applicable Time (as defined in Section 22(a)):

(a) Compliance with Registration Requirements. The Registration Statement has been filed with the Commission under the Securities Act and declared effective by the Commission under the Securities Act and has been filed with the applicable Israeli Authorities as required under the Israeli Securities Laws, to the extent required and applicable. The Company has complied with all requests, if any, of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the Commission. The Company satisfied all applicable requirements for the use of Form F-3 under the Securities Act when the Registration Statement was filed. The Commission has not issued an order preventing or suspending the use of the base prospectus, any Free Writing Prospectus (as defined below) or the Prospectus relating to the proposed offering of the Placement Shares, nor have any Israeli Authorities issued any order or request having a similar effect under Israeli law and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the Commission or the applicable Israeli Authorities. The Prospectus delivered to CF&Co for use in connection with the offering of Placement Shares was, at the time of such delivery, identical to the electronically transmitted copies thereof filed with the Commission pursuant to IDEA, except to the extent permitted by Regulation S-T.  At the respective times each part of the Registration Statement and each amendment thereto became effective or was deemed effective, as the case may be, the Registration Statement complied and will comply in all material respects with the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The immediately preceding sentence does not apply to statements in or omissions from the Registration Statement or any amendments or supplements thereto based upon and in conformity with written information furnished to the Company by CF&Co specifically for use therein.

(b) Delivery of Offering Materials. The Company has delivered to CF&Co, or made available through IDEA, one complete copy of the Registration Statement and of each consent of experts filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), and the Prospectus, as amended or supplemented, in such quantities and at such places as CF&Co has reasonably requested.

(c) Prospectus. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued, as of the date hereof and at each Applicable Time, as the case may be, included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from the Prospectus or any amendments or supplements thereto based upon and in conformity with written information furnished to the Company by CF&Co specifically for use therein.

(d) Financial Information.  The financial statements of the Company, together with the related schedules and notes thereto, set forth or included or incorporated by reference in the Registration Statement and the Prospectus fairly present, in all material respects, the financial condition of the Company as of and at the dates indicated and the results of operations, changes in financial position, shareholders’ equity and cash flows for the periods therein specified.  Such financial statements, schedules, and notes are in conformity with GAAP as consistently applied in the United States throughout the periods involved (except as otherwise stated therein). Any selected financial data included or incorporated by reference in the Registration Statement and the Prospectus present fairly the information shown therein and, to the extent based upon or derived from the financial statements, have been compiled on a basis consistent with the financial statements presented therein.  Any pro forma financial statements of the Company, and the related notes thereto, included or incorporated by reference in the Registration Statement and the Prospectus present fairly the information shown therein, have been prepared in accordance with the Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the basis described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The Company does not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), which are required to be, but are not, disclosed in the Registration Statement and the Prospectus. No other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or the Prospectus under the Securities Act.

(e) Incorporated Documents. Each document incorporated or deemed to be incorporated by reference in the Registration Statement or the Prospectus heretofore filed, at the time it was or hereafter is filed with the Commission, conformed and will conform when filed in all material respects with the requirements of the Exchange Act. The Company has complied, and will comply, with all filing requirements with the applicable Israeli Authorities and under the Israeli Securities Laws and the rules and regulations promulgated thereunder as may be required in connection with the transactions contemplated hereunder; no such document when it was filed (or, if an amendment with respect to any such document was filed, when such amendment was filed), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and no such document, when it is filed, will contain an untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(f) Distribution of Materials; Free Writing Prospectuses.  The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  The Company has not, directly or indirectly, distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Placement Shares other than the Prospectus and other materials, if any, permitted under the Securities Act to be distributed.  Each “issuer free writing prospectus” (a “Free Writing Prospectus”), as defined in Rule 433 under the Securities Act (“Rule 433”), relating to the Placement Shares that (i) was required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g), as of its issue date and as of each Applicable Time (as defined in Section 22 below), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any incorporated document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Free Writing Prospectus based upon and in conformity with written information furnished to the Company by CF&Co specifically for use therein. The Company has satisfied or will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

(g) Organization.  The Company has been duly incorporated and is validly existing as a corporation under the laws of the State of Israel with full corporate power and authority necessary to own, hold, lease and/or operate its assets and properties and to conduct the business in which it is engaged and as described in the Registration Statement and Prospectus and no proceeding has been instituted by the Registrar of Companies in Israel for the dissolution of the Company; and the Company is duly qualified as a foreign entity to transact business and is in good standing (where applicable) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, prospects or results of operations of the Company and any subsidiaries which may be incorporated or formed from time to time (the “Subsidiaries”) taken as a whole, (ii) the transactions contemplated hereby, or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”).  The Company has full corporate power and authority necessary to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The Company is in compliance with the laws, orders, rules, regulations and directives applicable to it, except for any noncompliance that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of the Memorandum and the Articles of Association of the Company and all amendments thereto have been delivered or made available to CF&Co.

(h) Subsidiaries.  The Company has no “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act).  The Company currently has no active Subsidiaries.  Except for its shareholdings in Evogene Ltd.  and certain wholly-owned inactive companies, the Company does not own, directly or indirectly, any shares of stock or any other equity interests or long-term debt securities of any corporation, firm, partnership, joint venture, association or other entity.

(i) Foreign Private Issuer.  The Company is a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

(j) No Violation or Default.  Neither the Company nor any of its Subsidiaries is (i) in violation of any provision of its Memorandum or its Articles of Association or similar organizational documents, (ii) in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, or condition of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, (iii) in violation in any respect of any statute, law, rule, regulation, ordinance, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, its Subsidiaries or any of its properties, as applicable (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA), or (iv) in violation of any rule or regulation of any self-regulating organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the Exchange) except, with respect to clauses (i)-(iv) above, any violations or defaults which, singularly or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.  The execution, delivery and performance of this Agreement, the issuance and sale of the Placement Shares and the consummation of the transactions contemplated hereby will not conflict with, or result in any breach of or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach of, or constitute a default under), (i) any provision of the Memorandum or Articles of Association or similar organizational documents, as the case may be, of the Company or any of its Subsidiaries, (ii) any provision of any contract, license, repurchase agreement, management agreement, indenture, mortgage, deed of trust, bank loan or credit agreement, note, lease or other evidence of indebtedness, or any lease, contract or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective assets or properties may be bound or affected, (iii) any federal, state, local or foreign law, regulation or rule or any decree, judgment or order applicable to the Company or any of its Subsidiaries, or (iv) any rule or regulation of any self-regulating organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the Exchange), except, with respect to clauses (i)-(iv) above, for any breach or default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(k) Capitalization.  As of December 31, 2010, the Company had an authorized, issued and outstanding capitalization as set forth on its balance sheet included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.  All of the issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, have been issued in compliance with all federal and state securities laws and the Israeli Companies Law-1999 and the rules and regulations promulgated thereunder (collectively, the “Israeli Companies Laws”) and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right.

(l) Authorization; Enforceability.  This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification and contribution provisions of Section 9 hereof may be limited by federal or state securities laws and public policy considerations in respect thereof.

(m) Share Capital and Placement Shares in Proper Form.  The share capital of the Company, including the Placement Shares, conforms in all material respects to the description thereof contained in the Registration Statement and the Prospectus.

(n) Authorization of Placement Shares.  The Placement Shares, when issued and delivered pursuant to the terms approved by the Board of Directors or a duly designated committee thereof, against payment therefor as provided herein, will be duly and validly authorized and issued and fully paid and non-assessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act.

(o) Consents and Permits.  (1)  The Company and its Subsidiaries have made all filings, applications and submissions required by, and possesses all approvals, licenses, certificates, certifications, clearances, consents, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, state or foreign regulatory authorities (including, without limitation, the FDA, and any other foreign, federal, state or local government or regulatory authorities performing functions similar to those performed by the FDA) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectus (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.  (2) No approval, authorization, consent or order of or filing with any national, state or local governmental or regulatory commission, board, body, authority or agency is required in connection with the issuance and sale of the Placement Shares or the consummation by the Company of the transactions contemplated hereby (including, without limitation, the Exchange, or approval of the shareholders of the Company (including as may be required pursuant to Rule 5635 of the NASDAQ Marketplace Rules)), other than (i) registration of the Placement Shares under the Securities Act, (ii) registration of the Placement Shares for trading with the TASE, (iii) any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Placement Shares are being offered by CF&Co, (iv) filing of any reports under the Exchange Act and the Israeli Companies Laws and Israeli Securities Laws, or (v) such approvals as may be required by the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(p) No Preferential Rights.  Except as set forth in the Registration Statement and the Prospectus, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Ordinary Shares or any other share capital or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Ordinary Shares or any other share capital or other securities of the Company, (iii) except as disclosed to CF&Co or its agents in connection with the transactions contemplated hereby, no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares, and (iv)  no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act any Ordinary Shares or any other share capital or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated thereby or otherwise.

(q) Independent Public Accountant.  Ernst & Young Global, whose report on the financial statements of the Company is filed with the Commission as part of the Registration Statement and the Prospectus, are and, during the periods covered by their report, were (i) an independent public accounting firm within the meaning of the Securities Act, (ii) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act ”)), and (iii) not in violation of the auditor independence requirements of the Sarbanes-Oxley Act.

(r) Enforceability of Agreements.  To the knowledge of the Company, all agreements between the Company and third parties expressly referenced in the Prospectus are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any other potentially unenforceable terms that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(s) No Litigation.  Except as disclosed in the Registration Statement and the Prospectus, there are no actions, suits, claims, investigations, inquiries or proceedings pending or, to the Company’s knowledge, threatened, to which either the Company or, to the Company’s knowledge, its Subsidiaries, nor any of their respective officers or directors, is a party or of which any of their respective properties or other assets is subject at law or in equity, or before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, or before any self-regulating organization or other non-governmental regulatory authority (including, without limitation, the Exchange), which if resolved adversely to the Company or any Subsidiary would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t) Regulatory Filings.  Neither the Company nor any of its Subsidiaries has failed to file with the applicable regulatory authorities (including, without limitation, the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) any required filing, declaration, listing, registration, report or submission, except for such failures that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; all such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable laws when filed and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listings, registrations, reports or submissions, except for any deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(u) Market Capitalization.  As of the date of this Agreement, the aggregate market value of the Company’s voting shares held by nonaffiliates of the Company was equal to or greater than $75 million.

(v) No Material Changes.  Subsequent to the respective dates as of which information is given in, or incorporated by reference into, the Registration Statement and the Prospectus, there has not been (i) any change, development or event that has caused, or could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, (ii) any change in the number of authorized shares, (iii) any transaction that is material to the Company and its Subsidiaries taken as a whole, or (iv) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or its Subsidiaries, that is material to the Company and its Subsidiaries taken as a whole.

(w)  No Material Defaults.  Neither the Company nor any of its Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 20-F indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred shares or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(x) Certain Market Activities.  Neither the Company nor, to the Company’s knowledge, any of its Subsidiaries, nor, to the Company’s knowledge, any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(y)   Broker/Dealer Relationships.  Neither the Company nor any of its Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the NASD).

(z) No Reliance.  The Company has not relied upon CF&Co or legal counsel for CF&Co for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(aa) Taxes.  The Company and, to the Company’s knowledge, each of its Subsidiaries has filed on a timely basis (taking into account all applicable extensions) all necessary federal, state, local and foreign income and franchise tax returns, if any such returns were required to be filed, through the date hereof and have paid all taxes shown as due thereon except for any failure to file or pay which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No tax deficiency has been asserted against the Company or, to the Company’s knowledge, any of its Subsidiaries, nor does the Company know of any tax deficiency that is likely to be asserted against any such entity that, if determined adversely to any such entity, could reasonably be expected to have a Material Adverse Effect.  All tax liabilities, if any, are adequately provided for on the books of the Company and, to the Company’s knowledge, each of its Subsidiaries, except for such tax liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The Company’s status as an “Approved Enterprise” and all tax benefits received by or applicable to the Company under the Israeli Law for the Encouragement of Capital Investments, 1959 are fully and accurately reflected in the Registration Statement and the Prospectus and the Company has complied with all the requirements and terms of such status, benefits and approvals except for any failure which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(bb) Intellectual Property.  Except as set forth in the Prospectus, the Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted or as proposed in the Prospectus to be conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.  Except as set forth in the Prospectus, (a) there are no rights of third parties to any such Intellectual Property owned by the Company and its Subsidiaries; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) to the Company’s knowledge, there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s and its Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) to the Company’s knowledge, there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Prospectus as being owned by or licensed to the Company; (g) the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which such Intellectual Property has been licensed to the Company or such Subsidiary, and all such agreements are in full force and effect; (h) to the Company’s knowledge, there is no prior art that may render any patent application within such Intellectual Property unpatentable that has not been disclosed to the U.S. Patent and Trademark Office;and (i) to the Company’s knowledge, each issued patent owned by it was validly issued under the laws of the country that issued it, except, in the case of any of clauses (b), (c), (d) and (e) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The grants and other benefits received by the Company from the Office of the Chief Scientists of the Israeli Ministry of Industry and Trade under the Israeli Law for the Encouragement of Research and Development in Industry, 1984 are fully and accurately reflected in the Registration Statement and the Prospectus and the Company has complied with all the requirements and terms of such grants and other benefits except for any failure which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(cc)  Environmental Laws.  The Company and its Subsidiaries: (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses and other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement and the Prospectus; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, or other approvals or any such liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(dd) Accounting Controls.  The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ee) Disclosure Controls.  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15e under the Exchange Act), which are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, and that such disclosure controls and procedures are appropriate to allow timely decisions regarding required disclosure to be included in the Company’s periodic filings under the Exchange Act. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the most recently ended fiscal year (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the Registration Statement and the Prospectus and since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s independent auditors and the Audit Committee of the Board of Directors of the Company have been advised of all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data.  All known material weaknesses, if any, in internal controls have been identified to the Company’s independent auditors.  Since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly and adversely affect internal controls.  All “significant deficiencies” and “material weaknesses” (as such terms are defined in PCAOB Auditing Standard No. 5) of the Company, if any, have been disclosed in the Registration Statement and the Prospectus; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the Commission, and the statements contained in each such certification are complete and correct.  The Company, its Subsidiaries and the Company’s directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the NASDAQ promulgated thereunder.

(ff) Finder’s Fees.  Except as may be agreed from time to time between the Company and CF&Co, neither the Company nor any of its Subsidiaries has incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to CF&Co pursuant to this Agreement.

(gg) Labor Disputes.  Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there is no (A) unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the Company’s knowledge, threatened, (B) strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and (C) union representation dispute currently existing concerning the employees of the Company or any of its Subsidiaries, and (ii) to the Company’s knowledge, (A) no union organizing activities are currently taking place concerning the employees of the Company or any of its Subsidiaries, and (B) there has been no violation of any federal, state, local, or foreign law relating to discrimination in the hiring, promotion or pay of employees or any applicable wage or hour laws concerning the employees of the Company. (i) The Company and its Subsidiaries are not subject to, and no Israeli employee of the Company or any of its Subsidiaries (“Israeli Employees”) benefits from, any extension order (tzavei harchava) (other than extension orders of general applicability to all employees in Israel) or any contract or arrangement with respect to employment or termination thereof; (ii) the Company’s obligations and the obligations of each of its Subsidiaries to provide statutory severance pay to their respective Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) (the “Severance Pay Law”) have been satisfied or have fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements; (iii) the Company has no knowledge of any circumstance that could give rise to any valid claim by a current or former Israeli Employee for compensation on termination of employment (beyond the statutory severance pay to which Israeli Employees are entitled or other payments due upon termination of employment under any applicable Israeli legal requirements); (iv) all amounts that the Company and each of its Subsidiaries are legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental entity as required by the Israeli Tax Ordinance and the Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries are in default of any outstanding obligation to make any such deduction, transfer, withholding or payment; and (v) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to their Israeli Employees, including The Prior Notice to the Employee Law 2002, The Notice to Employee (Terms of Employment) Law 2002, the Prevention of Sexual Harassment Law (5758-1998), and The Employment by Human Resource Contractors Law 1996; except, with respect to (ii)-(v) above, for any failure or claim which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries have engaged any consultants who, according to Israeli law, could reasonably be expected to be entitled to the rights of an employee vis a vis the Company nor any of its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havaraa) and other employee-related statutory benefits.

(hh) Investment Company Act.  Neither the Company nor any of its Subsidiaries, after giving effect to the offering and sale of the Placement Shares, will be (i) required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(ii) Casualty.  Neither the Company nor, to the Company’s knowledge, any of its Subsidiaries has sustained since the date of the last audited financial statements included in the Registration Statement and the Prospectus any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(jj) ERISA.  The Company and its Subsidiaries are not subject to the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

(kk) Underwriter Agreements.  The Company is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity transaction.

(ll)  CF&Co Purchases.  The Company acknowledges and agrees that CF&Co has informed the Company that CF&Co may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell shares of Ordinary Shares for its own account while this Agreement is in effect, provided, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent CF&Co may engage in sales of Placement Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity), (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by CF&Co, and (iii) no fees and/or commissions shall be payable to CF&Co in connection with such purchases of Ordinary Shares other than pursuant to the exception set forth in the parenthetical in clause (i) above in this paragraph.

(mm) No Improper Practices.  (i) Neither the Company nor, to the Company’s knowledge, its Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law or of the character required to be disclosed in the Prospectus; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, shareholders or directors of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the rules of the FINRA to be described in the Registration Statement and the Prospectus that is not so described; (iv) except as described in the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) the Company has not offered, or caused any placement agent to offer, Ordinary Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation (including, without limitation, the Foreign Corrupt Practices Act of 1977), which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectus.

(nn)  Title to Property.  Except as set forth in the Registration Statement and the Prospectus, the Company and its Subsidiaries have good and marketable title to all property (real and personal) described in the Registration Statement and the Prospectus as being owned by any of them, free and clear of all material liens, claims, security interests or other encumbrances, except to the extent such material liens, claims, security interests or other encumbrances are disclosed in the Registration Statement and the Prospectus; all the property described in the Registration Statement and the Prospectus as being held under lease by the Company or any Subsidiary is held thereby under valid, subsisting and enforceable leases.

(oo)  Insurance.  The Company and its Subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses as the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which the Company reasonably believes is adequate and in accordance with customary industry practice to protect the Company and its Subsidiaries and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force at the time of purchase; neither the Company nor its Subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires.

(pp)  Data Reliable and Accurate.  All statistical or market-related data included or incorporated by reference in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and, the Company has obtained the written consent to the use of such data from such sources to the extent required.

(qq)   NASDAQ and TASE: Registration.  The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the Exchange and, prior to the delivery of the Placement Shares under Section 5(b) above, such respective number of Ordinary Shares shall be registered for trading with the TASE in accordance with all applicable rules and regulations, and the Company has taken no action designed to terminate the registration of the Ordinary Shares under the Exchange Act or delist the Ordinary Shares from the Exchange or from the TASE, nor except as disclosed in the Prospectus, has the Company received any notification that the Commission or FINRA or any applicable Israeli Authority is contemplating terminating such registration or listing.  Except as disclosed in the Prospectus, the Company has complied in all material respects with the applicable requirements of the Exchange and TASE for maintenance of inclusion of the Ordinary Shares thereon.  The Company has filed a Notification of Listing of Additional Shares with the Exchange with respect to the Placement Shares.

7.  Covenants of the Company.  The Company covenants and agrees with CF&Co that:

(a) Registration Statement Amendments; Payment of Fees.  After the date of this Agreement and during any period in which a Prospectus relating to any Placement Shares is required to be delivered by CF&Co under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify CF&Co promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectus has been filed and any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information, (ii) the Company will prepare and file with the Commission promptly upon CF&Co’s request, any amendments or supplements to the Registration Statement or Prospectus that, in CF&Co’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by CF&Co and shall make any related required filings with the Israeli Authorities; provided, however, that the failure of CF&Co to make such request shall not relieve the Company of any obligation or liability hereunder, or affect CF&Co’s right to rely on the representations and warranties made by the Company in this Agreement, and the Company will not file any amendment or supplement to the Registration Statement or Prospectus, other than documents incorporated therein by reference, relating to the Placement Shares unless a copy thereof has been submitted to CF&Co within a reasonable period of time before the filing; provided, however, that the Company has no obligation to provide CF&Co any advance copy of such filing if such filing does not name CF&Co; (iii) the Company will furnish to CF&Co at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectus, except for those documents available via IDEA; and (iv) the Company will cause each supplement to the Prospectus relating to the Placement Shares, other than documents incorporated by reference, to be filed with the Commission as required pursuant to the applicable paragraph of Rule 424(b) of the Securities Act (without reliance on Rule 424(b)(8) of the Securities Act) and the applicable Israeli Authorities as required under the Israeli Securities Laws.

(b) Notice of Commission Stop Orders.  During any period in which a Prospectus relating to any Placement Shares is required to be delivered by CF&Co under the Securities Act with respect to a pending sale of Placement Shares, the Company will advise CF&Co, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any other order preventing or suspending the use of the Prospectus, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose or any examination pursuant to Section 8(e) of the Securities Act, or if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Placement Shares; and the Company will promptly use its commercially reasonable efforts to prevent the issuance of any stop or other order or to obtain its withdrawal if such a stop or other order should be issued.

(c) Delivery of Prospectus; Subsequent Changes.  During any period in which a Prospectus relating to the Placement Shares is required to be delivered by CF&Co under the Securities Act and the Israeli Securities Laws with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act, as from time to time in force, and to file on or before their respective due dates all reports required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and shall also comply with all related requirements under the Israeli Securities Laws.  If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectus to comply with the Securities Act and/or the Israeli Securities Laws, the Company will promptly notify CF&Co to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement or Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) Listing of Placement Shares.  During any period in which the Prospectus relating to the Placement Shares is required to be delivered by CF&Co under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the Exchange and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as CF&Co reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign entity or dealer in securities or file a general consent to service of process in any jurisdiction.

(e) Delivery of Registration Statement and Prospectus.  The Company will furnish to CF&Co and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission and all related filings with Israeli Authorities during any period in which a Prospectus relating to the Placement Shares is required to be delivered under the Securities Act and/or the Israeli Securities Laws (including all documents filed with the Commission and/or the relevant Israeli Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as CF&Co may from time to time reasonably request and, at CF&Co’s request, will also furnish copies of the Prospectus to each exchange or market on which sales of the Placement Shares may be made.  The copies of the Registration Statement and the Prospectus and any supplements or amendments thereto furnished to CF&Co will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to IDEA and with the relevant Israeli Authorities with the “MAGNA” system, except to the extent permitted by Regulation S-T.  Notwithstanding the foregoing, the Company will not be required to furnish any document (other than the Prospectus) to CF&Co to the extent such document is available on IDEA.

(f) Earnings Statement.  The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.  “Earnings statement” and “make generally available” will have the meanings contained in Rule 158 under the Securities Act.

(g) Expenses.

(i)
The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay all expenses incident to the performance of the Company’s obligations hereunder, which the parties acknowledge include expenses relating to: (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, and of this Agreement, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the printing and delivery to CF&Co of copies of the Prospectus and any amendments and supplements thereto, (iv) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the Exchange, and (v) the filing fees and expenses, if any, of the Commission and FINRA.

(ii)
CF&Co will pay all expenses incident to the performance of its obligations hereunder, including attorney’s fees, consultant fees, travel and lodging expenses and any other incidental fees and expenses incurred by CF&Co.  Notwithstanding the foregoing, the Company will, within 30 days from the delivery of an invoice, reimburse CF&Co for up to $50,000 of such out-of-pocket expenses incurred in respect of attorney’s fees related to the preparation and negotiation of this Agreement and all related documentation and the performance by such counsel of due diligence activities.

(h) Use of Proceeds.  The Company will use the Net Proceeds as described in the Prospectus in the section entitled “Use of Proceeds.”

(i) Notice of Other Sales.  During either the pendency of any Placement Notice given hereunder, or any period in which the Prospectus relating to the Placement Shares is required to be delivered by CF&Co, the Company shall provide CF&Co notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any shares of Ordinary Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Ordinary Shares, warrants or any rights to purchase or acquire Ordinary Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Ordinary Shares, options to purchase shares of Ordinary Shares or Ordinary Shares issuable upon the exercise of options or other equity awards pursuant to any employee, consultant or director stock option or benefits plan or share ownership plan or issuances permitted by FINRA, (ii) the issuance or sale of Ordinary Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time, (iii) the issuance of Ordinary Shares upon the exercise of any currently outstanding warrants, options or other rights in effect or outstanding and disclosed in filings by the Company available on IDEA or (iv) the offer to sell Ordinary Shares, securities convertible into or exchangeable for Ordinary Shares or any other rights to purchase or acquire Ordinary Shares as part of a collaboration agreement with another company.

(j) Change of Circumstances.  The Company will, at any time during the pendency of a Placement Notice, advise CF&Co promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to CF&Co pursuant to this Agreement.

(k) Due Diligence Cooperation.  The Company will cooperate with any reasonable due diligence review conducted by CF&Co or its agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as CF&Co may reasonably request; provided, however, that such review shall not unreasonably interfere with the Company’s normal business operations.

(l) Required Filings Relating to Placement of Placement Shares.  The Company agrees that on such dates as the Securities Act shall require, the Company will (i) file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b) under the Securities Act (each and every filing date under Rule 424(b), a “Filing Date”) and file the comparable filings with the relevant Israeli Authorities required under the Israeli Securities Laws in connection therewith, which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold through CF&Co, the Net Proceeds to the Company and the compensation payable by the Company to CF&Co with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(m) Representation Dates; Certificate.  Three Trading Days prior to the First Delivery Date and each time the Company (i) files the Prospectus relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the Prospectus relating to the Placement Shares; or (ii) files under the Exchange Act an annual report on Form 20-F or a report on Form 6-K containing financial statements, supporting schedules or other financial data incorporated by reference into the Registration Statement (each date of filing of one or more of the documents referred to in clauses (i) and (ii) shall be a “Representation Date”); the Company shall furnish CF&Co with a certificate, in the form attached hereto as Exhibit 7(m) within three (3) Trading Days of any Representation Date.  The requirement to provide a certificate under this Section 7(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F.  Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide CF&Co with a certificate under this Section 7(m), then before the Company delivers the Placement Notice or CF&Co sells any Placement Shares, the Company shall provide CF&Co with a certificate, in the form attached hereto as Exhibit 7(m), dated the date of the Placement Notice.

(n) Legal Opinion.  On the date of the first Placement Notice given hereunder, the Company shall cause to be furnished to CF&Co written opinions dated as of the date of such Placement Notice of Kramer Levin Naftalis & Frankel LLP, U.S. counsel to the Company, and Meitar Liquornik Geva & Leshen Brandwein, Israeli counsel to the Company (collectively, the “Company Counsel”), in a form substantially similar to the forms attached hereto as Exhibit 7(n)(1).  Within three (3) Trading Days of each subsequent Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause to be furnished to CF&Co written opinions of Company Counsel in a form substantially similar to the forms attached hereto as Exhibit 7(n)(2), modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented; provided, however, that in lieu of such opinions, Company Counsel may furnish CF&Co with letters to the effect that CF&Co may rely on a prior opinion or opinions delivered under this Section 7(n) to the same extent as if it were dated the date of such letters (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented at such Representation Date).

(o) Comfort Letter.  Three Trading Days prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause its independent accountants (and any other independent accountants whose report is included in the Registration Statement or the Prospectus), to furnish CF&Co letters (the “Comfort Letters”) in form and substance satisfactory to CF&Co, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act, the Exchange Act, and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(p) Market Activities.  The Company will not, directly or indirectly (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares, or (ii) sell, bid for, or purchase the Placement Shares to be issued and sold pursuant to this Agreement, or pay anyone any compensation for soliciting purchases of the Placement Shares to be issued and sold pursuant to this Agreement other than CF&Co.

(q) Investment Company Act.  The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor any Subsidiary will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

8.  Conditions to CF&Co’s Obligations. The obligations of CF&Co hereunder with respect to a Placement Notice will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder and to the continuing satisfaction (or waiver by CF&Co in its sole discretion) of the following additional conditions:

(a) Registration Statement Effective.  The Registration Statement shall have become effective and shall be available for the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b) No Material Notices.  None of the following events shall have occurred and be continuing:  (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectus or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) Material Changes.  Except as contemplated in the Prospectus, or disclosed in the Company’s reports filed with the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized share capital of the Company or any Material Adverse Effect, or any development that could reasonably be expected to cause a Material Adverse Effect, the effect of which, in the reasonable judgment of CF&Co (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(d) Legal Opinion.  CF&Co shall have received the opinion of Company Counsel required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinion is required pursuant to Section 7(n).

(e) Comfort Letter.  CF&Co shall have received the Comfort Letter required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such opinion is required pursuant to Section 7(o).

(f) Representation Certificate.  CF&Co shall have received the certificate required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such certificate is required pursuant to Section 7(m).

(g) No Suspension.  Trading in the Ordinary Shares shall not have been suspended on the Exchange or the TASE.

(h) Other Materials.  On each dated on which the Company is required to deliver a certificate pursuant to Section 7(m), the Company shall use its commercially reasonable efforts to furnish to CF&Co such appropriate further information, certificates and documents as CF&Co may reasonably request.  All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.  The Company will furnish CF&Co with such conformed copies of such opinions, certificates, letters and other documents as CF&Co shall reasonably request.

(i) Securities Act Filings Made; Israeli filings.  All filings with the Commission required by Rule 424 under the Securities Act to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Rule 424 and all filings with the relevant Israeli Authorities under the Israeli Securities Laws shall be made on time.

(j) Approval for Listing.  The Placement Shares shall either have been (i) approved for listing on the Exchange, subject only to notice of issuance, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Exchange and the TASE at, or prior to, the issuance of any Placement Notice.

(k) No Termination Event.  There shall not have occurred any event that would permit CF&Co to terminate this Agreement pursuant to Section 11(a).

(l) Notices.  The Company shall have submitted to all relevant Israeli authorities all notices required under any applicable law in connection with each such filing and the offering thereunder, including but not limited to all notices required to be filed with the Israeli Investment Center and the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce.

9.  Indemnification and Contribution.

(a) Company Indemnification.  The Company agrees to indemnify and hold harmless CF&Co, the directors, officers, partners, employees and agents of CF&Co and each person, if any, who (i) controls CF&Co within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with CF&Co from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which CF&Co, or any such person, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus, or any amendments thereto (including the information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to Rules 430A and 430B, if applicable) or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from or is caused directly or indirectly by an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information furnished in writing to the Company by or on behalf of CF&Co expressly for inclusion in the Registration Statement or Prospectus, provided further that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from any such untrue statement or alleged untrue statement, or omission or alleged omission, which was subsequently corrected and CF&Co failed to deliver a copy of the corrected Prospectus or amendment or supplement, at or prior to the confirmation of the sale of the relevant Shares. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) CF&Co Indemnification. CF&Co agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company against any and all losses, liabilities, claims, damages and expenses to which the Company, or any such person, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, as and when incurred, but only insofar as such loss, liability, claim, damage or expense arises from or is caused directly or indirectly by an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information furnished in writing to the Company by or on behalf of CF&Co expressly for inclusion in the Registration Statement or Prospectus.

(c) Procedure.  Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9, and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in any material prejudice incurred by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on the written advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on the written advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent.  No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(d) Contribution.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or CF&Co, the Company and CF&Co will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than CF&Co, if any), to which the Company and CF&Co may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and CF&Co, on the other. The relative benefits received by the Company on the one hand and CF&Co on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by CF&Co from the sale of Placement Shares on behalf of the Company.  If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and CF&Co, on the other, with respect to the statements or omissions that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or CF&Co, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and CF&Co agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof.  Notwithstanding the foregoing provisions of this Section 9(d), CF&Co shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of CF&Co, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10.  Representations and Agreements to Survive Delivery.  The indemnity and contribution agreements set forth in Section 9 hereof and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of CF&Co, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11.  Termination.

(a) CF&Co shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement if (i) any Material Adverse Effect, or any development that has actually occurred and that is reasonably expected to cause a Material Adverse Effect has occurred that, in the reasonable judgment of CF&Co, may materially impair the ability of CF&Co to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable in any material respect to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(m), 7(n), or 7(o), CF&Co’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; (iii) any other condition of CF&Co’s obligations hereunder is not fulfilled; or (iv) any suspension or limitation of trading in the Placement Shares or in securities generally on the Exchange or on the TASE shall have occurred.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law), Section 17 (Submission to Jurisdiction; Appointment of Agent for Service) and Section 18 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination.  If CF&Co elects to terminate this Agreement as provided in this Section 11(a), CF&Co shall provide the required notice as specified in Section 12 (Notices).

(b) The Company shall have the right, by giving ten (10) days notice as hereinafter specified, to terminate this Agreement in its sole discretion   Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(c) CF&Co shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(d) Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through CF&Co on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(g), Section 9, Section 10, Section 16, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(e) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(g), Section 9, Section 10, Section 16, Section 17 and Section 18 shall remain in full force and effect.

(f) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by CF&Co or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12.  Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to CF&Co, shall be delivered to Cantor Fitzgerald & Co., 499 Park Avenue, New York, New York 10022, fax no. (212) 308-3730, Attention: Capital Markets/Jeff Lumby, with copies to Stephen Merkel, General Counsel, at the same address, and Reed Smith LLP, 599 Lexington Avenue, New York, New York 10022, fax no. (212) 521-5450, Attention: Daniel I. Goldberg; or if sent to the Company, shall be delivered to Compugen Ltd., 72 Pinchas Rosen St., Tel Aviv, Israel 69512, Tel.: +972-3-765-8585, Fax: +972-3-765-8555101, Attention: Chief Executive Officer, with copies to Rachel Bart, General Counsel, 72 Pinchas Rosen St., Tel Aviv, Israel 69512, Tel.: +972-3-765-8585, Fax: +972-3-765-8555101, and Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Tel: 212-715-9486, Fax: 212-715-8085, Attention: Richard H. Gilden.  Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.  Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, and (ii) on the next Business Day after timely delivery to an internationally-recognized overnight courier.  For purposes of this Agreement, “Business Day” shall mean any day on which the Exchange and commercial banks in the City of New York and Tel-Aviv, Israel are open for business.

13.  Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Company and CF&Co and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof.  References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.  Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

14.   Adjustments for Share Splits.  The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Placement Shares.

15.  Entire Agreement; Amendment; Severability.  This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and CF&Co.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16.  Applicable Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

17.  Submission to Jurisdiction; Appointment of Agent for Service.

(a)  The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement or the offering of the Placement Shares.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

                  (b)The Company hereby irrevocably appoints Kramer Levin Naftalis & Frankel LLP, with offices at 1177 Avenue of the Americas, New York, New York 10036 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent.  The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

18.  Waiver of Jury Trial.  The Company and CF&Co each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this agreement or any transaction contemplated hereby.

19.  Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures CF&Co could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given.  The obligation of the Company with respect to any sum due from it to CF&Co or any person controlling CF&Co shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by CF&Co or any person controlling CF&Co of any sum in such other currency, and only to the extent that CF&Co or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency.  If the United States dollars so purchased are less than the sum originally due to CF&Co or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify CF&Co or controlling person against such loss.  If the United States dollars so purchased are greater than the sum originally due to CF&Co or controlling person hereunder, CF&Co or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to CF&Co or controlling person hereunder.

20.  Absence of Fiduciary Relationship.  The Company acknowledges and agrees that:

(a) CF&Co has been retained solely to act as underwriter in connection with the sale of the Placement Shares and that no fiduciary, advisory or agency relationship between the Company and CF&Co has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether CF&Co has advised or is advising the Company on other matters;

(b) the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) the Company has been advised that CF&Co and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that CF&Co has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) the Company waives, to the fullest extent permitted by law, any claims it may have against CF&Co, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that CF&Co shall have no liability (whether direct or indirect) to the Company in respect to such fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

21.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

22.  Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below:

(a) “Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, any date on which Placement Shares are sold hereunder, or such other time as agreed to by the Company and CF&Co.

(b) “GAAP” means generally accepted accounting principles, as consistently applied in the United States.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and CF&Co, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and CF&Co.

Very truly yours,

COMPUGEN LTD.

By:	/s/ Anat Cohen-Dayag
Name: Anat Cohen-Dayag
Title: President and Chief Executive Officer

By:	/s/ Martin Gerstel
Name: Martin Gerstel
Title: Chairman of the Board

ACCEPTED as of the date first-above written:
CANTOR FITZGERALD & CO.

By:  /s/ Jeffrey Lumby
Name:  Jeffrey Lumby
Title:  Senior Managing Director

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[	]
Cc:	[	]
To:	[	]
Subject:                  Controlled Equity Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Controlled Equity OfferingSM Sales Agreement between Compugen Ltd. (the “Company”) and Cantor Fitzgerald & Co. (“CF&Co”), dated August 30, 2011 (the “Agreement”), I hereby request on behalf of the Company that CF&Co sell up to [ ] shares of the Company’s Ordinary Shares, nominal value 0.01 New Israel Shekel per share, at a minimum market price of $_______ per share, [provided that all such shares shall be sold by CF&Co by no later than [____] .]

SCHEDULE 2

CANTOR FITZGERALD & CO.

Jeff Lumby
Email:  jlumby@cantor.com
Facsimile:  +1 212 308 3730
Phone:  +1 212 829 4717

Josh Feldman
Email:  jfeldman@cantor.com
Facsimile:  +1 212 308 3730
Phone:  +1 212 829 4846

Peter Dippolito
Email: pdippolito@cantor.com
Facsimile: +1 212 308 3730
Phone: +1 212 829 7122

COMPUGEN LTD.

Martin Gerstel
Email:  martin@compugen.co.il
Facsimile: + 650-561-3609
Phone:  + 650-326-8907

Anat Cohen-Dayag
Email:  anatcd@compugen.co.il
Facsimile: + 972-3-765-8519
Phone:  + 972-3-765-8568

Dikla Czaczkes Axselbrad
Email:  Dikla@compugen.co.il
Facsimile:  + 972-3-765-8519
Phone: + 972-3-765-8585

SCHEDULE 3

COMPENSATION

CF&Co shall be paid compensation equal to three percent (3%) on all gross proceeds from the sales of the Placement Shares pursuant to this Agreement.

Exhibit 7(m)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected _______________________, of COMPUGEN LTD. (“Company”), a corporation formed under the laws of the State of Israel, does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(m) of the Sales Agreement, dated August 30, 2011 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co., that to the best of the knowledge of the undersigned:

(i)           The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relation to materiality or Material Adverse Effect, are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)           The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:	/s/
Name:
Title:

Date:________________________

Exhibit 7(n)(1)

Exhibit 7(n)(2)